Exhibit 99.1

Nomad Foods Announces New Financial Targets and Efficiency Program Ahead of an Investor Conference

2025 guidance reiterated

Increased multi-year efficiency program expected to deliver €200 million in operational savings through 2028

New medium-term Adjusted EBITDA and Free Cash Flow growth targets established

WOKING, England - September 3, 2025 - Nomad Foods Limited (NYSE: NOMD), today reiterated its 2025 guidance, announced plans to deliver accelerated efficiency savings from 2026 to 2028 and established new medium-term financial targets ahead of its presentation at Barclays Global Consumer Staples Conference.
2025 Guidance Reiterated
The Company continues to expect full year organic revenue to be flat to -2% year-on-year, full year Adjusted EBITDA of -3% to -7% year-on-year and Adjusted EPS to be in a range of €1.64 to €1.76. Furthermore, fiscal 2025 Adjusted free cash flow conversion guidance remains 90% or greater.
Increased Efficiency Program
The company has established an efficiency program designed to generate €200 million of operational savings over the fiscal 2026 to 2028 time frame. Savings are expected to be broad-based with a new Procurement Transformational Program (PtP) expected to be the largest contributor. Next to that the company is taking action to improve its manufacturing network utilization, reduce logistics costs and unlock overhead efficiencies. The company believes the anticipated savings will allow it to fund targeted reinvestments, mitigate inflation where needed and achieve its Adjusted EBITDA growth goals.
New Medium-Term Targets
Over the full 2026 to 2028 time frame the company is committing to a dependable bottom-line growth goal and healthy free-cash-flow generation. It is targeting compound annual Adjusted EBITDA growth of 1-3% over the aggregate period and expects to generate Free-Cash-Flow growth of approximately 15% from 2026-2028 versus 2023-2025. The Free-Cash-Flow improvement is expected to come from lower exceptional cash expenses, continued stringent working capital management and EBITDA growth. While not guiding to specific revenue targets, the company aims to grow organic sales in-line with the European Frozen category which, per Global Data, has historically grown sales in a low-single-digit range.
Commercial Plan Updates
The company plans to unveil numerous marketing and advertising initiatives during its presentation at the conference. Key highlights include a new multi-media Masterbrand campaign in the UK and Ireland that reinforces the nutrition and taste credentials of its Birds Eye brand while delivering recipe inspiration for its core hero products like Fish Fingers, Peas, Chicken Dippers and Potatoes. The company expects to extend the campaign more broadly throughout Europe in 2026.
Innovation and renovation also remain critical components of Nomad’s Commercial Flywheel and the company will highlight a number of new products including the upcoming get Real protein meal bowl launch, the recent McDonald's Veggie Nugget restaurant launch in the Nordic region, and a wide range of chicken launches including the introduction of the new Chicken Station sub-brand in Italy, new Chicken Fries behind the Chicken Shop sub-brand in the UK, and new products that expand its Chicken Stripes range in Germany.
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, "While we have faced challenges in 2025, we are proud to have successfully stabilized market share, demonstrating that our Commercial Flywheel is working. We have numerous initiatives underway to drive profitable sales growth for the remainder of 2025 and into 2026. I’m excited about the new and impactful Masterbrand campaign that we will be launching in the Fall. This campaign will be accompanied by a wide range of innovation and renovation initiatives to support our brands and further advance the number of core Must Win Battles where we achieve measured superiority among consumers.”

Ruben Baldew, Nomad Food’s Chief Financial Officer, added, “Our sales and marketing teams are developing strong commercial plans and we are taking additional steps to increase our ability to deliver consistent and predictable bottom line growth. Today we are unveiling a new efficiency program that will help us mitigate inflation, fund investments and drive Adjusted EBITDA growth. We are also aiming to reduce exceptional expenses and thereby improve Free Cash Flow to enhance our ability to pursue strategic actions or

Exhibit 99.1
return cash to shareholders. And, as reflected by our new medium term EBITDA growth target, we are intent to set realistic goals that investors can depend on us achieving.”

Presentation webcast
The company’s presentation is scheduled for 3:45 pm EST on Wednesday, September 3rd. A webcast of the presentation will be available at www.nomadfoods.com under Investor Relations.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, has been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information

Nomad Foods is presenting Adjusted and Organic forecast financial information, which is considered non-IFRS financial information, for the fiscal year 2025.

Adjusted financial information reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Cash flow conversion is Adjusted Free Cash Flow as percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

The Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA, Adjusted Free Cash Flow conversion and Adjusted EPS guidance to the most directly comparable IFRS measure.

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2025 guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, Adjusted EPS, and Adjusted EPS growth; (ii) its increased efficiency program, (iii) its growth initiatives, including with respect to its innovation and renovation initiatives, (iv) its medium-term targets, including with respect to Adjusted EBITDA growth, free cash flow growth and organic sales growth; (v) its bottom-line growth and cash generation; (vi) its ability to drive profitable sales growth in 2025 and into 2026, and (vii) its ability to reduce expenses and enhance its ability to pursue strategic actions or return cash to shareholders.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (iv) the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; (xxii) the impact of weather conditions, natural disasters, and other factors beyond the Company’s control, and (xxiii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.